EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollar amounts in thousands)	2011	2010	2011	2010
Pretax income before adjustment for income from unconsolidated subsidiaries	$18,753	$2,742	$42,035	$11,490
Add:
Fixed charges	6,525	6,148	13,089	12,217
Dividends received	118	—	118	—
Less:
Noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges	(521)	(541)	(651)	(1,123)
Adjusted pretax income	$24,875	$8,349	$54,591	$22,584
Fixed charges:
Interest expense	$5,171	$5,031	$10,506	$9,985
Estimate of interest within rental expense	1,354	1,117	2,583	2,232
Total fixed charges	$6,525	$6,148	$13,089	$12,217
Ratio of earnings to fixed charges	3.8	1.4	4.2	1.8